EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE


  For the Three Months Ended      September 27, 1996       September 29, 1995
                                Primary   Fully Diluted  Primary   Fully Diluted

Weighted average shares
  outstanding:
  Common shares               2,009,088      2,009,088   2,109,345     2,109,345
    Dilutive shares
    available under
    stock options                30,680         32,034      14,716        16,607

Weighted average common
  shares and common
  stock equivalents
  outstanding                 2,039,768      2,041,122   2,124,061     2,125,952

Net earnings applicable
  to common shares             $856,397       $856,39   $1,220,501    $1,220,501

Earnings per share                $0.42          $0.42       $0.57         $0.57